UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 16, 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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INVESTOR RELATIONS RELEASE

Kabel Deutschland reports Internet and Phone growth accelerating to an all time high

•	150 thousand new Internet and phone RGUs(1) in Q4 2007/2008
•	Internet and phone subscribers almost doubled to 421 thousand at fiscal year end on March 31, 2008 compared to previous year
•	EBITDA for fiscal year 2007/2008 expected at least at the upper end of the guidance of € 440-445 million
•	Confirmation of capex guidance of approximately € 330 million for fiscal year 2007/2008

Unterfoehring, April 16, 2008 — Kabel Deutschland (KDG), Germany’s largest cable based TV, Internet and Phone product provider, announced today its subscriber and RGU numbers for the end of its fiscal year 2007/2008, March 31, 2008.

KDG increased its total number of RGUs by almost 230 thousand and served 10,573 thousand total RGUs on March 31, 2008. The average services taken by a customer increased to 1.2 compared to 1.1 in the previous year.

Kabel Anschluss RGUs were 8,980 thousand (thereof 837 thousand digital cable access RGUs) compared with 9,320 thousand in the previous year (thereof 514 thousand digital cable access RGUs). The majority of the subscriber losses are related to indirect customers served by level 4 operators.

Kabel Digital pay TV RGUs increased by 12.6% to 778 thousand at March 31, 2008 (692 thousand on March 31, 2007). The overall number of digital TV RGUs amounted to 1,675 thousand (1,206 thousand in the previous year). Including the Premiere subscribers in KDG’s footprint the digital TV penetration amounted to over 20%.

Kabel Internet and Phone RGUs increased by 127.9% to 754 thousand (thereof 361 thousand Phone RGUs) at March 31, 2008 from 331 thousand (thereof 152 thousand Phone RGUs) in the previous year. The Internet and Phone RGU numbers are generated from to 421 thousand subscribers resulting in a RGU / subscriber ratio of 1.79.

Premium services RGUs reached 23.0% of the Company’s overall RGU base compared to 14.9% in the previous year.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

At the same time, KDG announces that EBITDA for the fiscal year 2007/2008 is expected to come out at least at the upper end of its guidance of € 440-445 million Additionally, the capex guidance is confirmed with approximately € 330 million for fiscal year 2007/2008.

The audited IFRS financials for KDG’s full fiscal year 2007/2008 ending March 31, 2008 will be released at the end of July 2008. On that occasion KDG will host a conference call.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approx. 9 million connected TV households in Germany. Kabel Deutschland is Germany’s largest cable network operator. The company develops and markets new triple play offers for digital TV, high-speed Internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2006/2007 (12 months ended March 31, 2007), Kabel Deutschland reported a total revenue of approx. EUR 1.1 billion. The company has around 2,700 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring

Subscribers and Revenue Generating Units

		March 31,	Dec. 31,	March 31,	y-o-y	y-o-y
(in thousand)		2007	2007	2008	change	change %
Cable access subscribers (incl. TKS)	#	9,241.0	9,000.2	8,844.9	-396.2	-4.29%
Subscribers without TV	#	0.0	23.3	39.5	39.5	n.a.
Total subscribers	#	9,241.0	9,023.5	8,884.3	-356.7	-3.86%

Revenue Generating Units (RGUs)(1)
Analog cable access (incl. TKS)	#	8,806.5	8,365.1	8,143.1	-663.3	-7.53%

Premium services
Digital cable access	#	513.9	747.3	836.7	322.8	62.81%
Personal Video Recorders (Digital+)	#	0.0	51.8	60.0	60.0	n.a.
Kabel Digital (pay TV)	#	691.6	763.4	778.4	86.8	12.55%
Kabel Internet	#	179.1	319.7	393.5	214.4	119.70%
Kabel Phone	#	151.9	285.0	361.0	209.2	137.73%
Subtotal Premium services	#	1,536.5	2,167.3	2,429.6	893.2	58.13%

Total RGUs	#	10,342.9	10,532.3	10,572.8	229.8	2.22%

Premium services penetration	%	14.9%	20.6%	23.0%		54.69%

Ratio RGUs/subscribers		1.12	1.17	1.19	0.07	6.33%

Footnote

(1)

RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	April 16, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	April 16, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director